  NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
RECORD FOURTH QUARTER AND 2007 REVENUE

North American Energy Partners will hold a conference call and webcast to discuss its fourth-quarter and full-year results on Wednesday , June 20, 2007 at 7:30 a.m. Mountain Time (9:30 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-866-585-6398 or
International: 1-416-849-9626.

A replay will be available through July 3, 2007 by dialing:
Toll Free: 1-866-245-6755
International: 1-416-915-1035
Passcode: 828268

The live and archived webcast can be accessed at:
http://www.vcall.com/IC/CEPage.asp?ID=117936

Acheson, Alberta, June 19, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months and twelve months ended March 31, 2007.

All dollar amounts discussed are in Canadian dollars.

  NEWS RELEASE

Consolidated Financial Highlights (in millions except per share information and equipment hours)

	Three Months Ended		Twelve Months Ended
	March 31		March 31
	2007	2006	2007	2006
Revenue	$205.3	$142.3	$629.4	$492.2
Gross profit	$13.6	$31.7	$92.4	$80.3
Gross profit per cent	6.6%	22.3%	14.7%	16.3%
Net income (loss)	$1.3	$13.7	$21.1	$(21.9)

Earnings (loss) per share:
Basic	$0.04	$0.73	$0.87	$(1.18)
Diluted	$0.04	$0.73	$0.83	$(1.18)

Weighted average shares
outstanding:
Basic	35.6	18.6	24.4	18.6
Diluted	36.9	18.6	25.4	18.6

Consolidated EBITDA (1)	$18.3	$29.2	$90.2	$72.4
Capital spending	$12.2	$5.7	$110.0	$28.9
Equipment hours	268,565	231,633	992,914	873,388

(1)
EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is defined as EBITDA, excluding the effects of foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, which are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether capital assets are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which includes the reference to Consolidated EBITDA. Non-compliance with this financial covenant could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP or US GAAP.  A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

  NEWS RELEASE

	Three Months Ended		Twelve Months Ended
	March 31		March 31
	2007	2006	2007	2006

Net income (loss)	$1.3	$13.7	$21.1	$(21.9)
Adjustments:
Interest expense	7.5	7.4	37.3	68.8
Income taxes	(3.1)	0.1	(2.6)	0.7
Depreciation	12.3	5.7	31.0	21.7
Amortization of intangible assets	0.3	0.3	0.6	0.7
EBITDA	$18.3	$27.2	$87.4	$70.0

EBITDA	$18.3	$27.2	$87.4	$70.0
Adjustments:
Unrealized foreign exchange (gain ) loss
on senior notes	(2.5)	$0.3	(5.0)	(14.3)
Realized and unrealized loss on derivative
financial instruments	1.3	$1.3	(0.2)	14.7
Loss (gain) on disposal of equipment	0.1	$0.1	0.9	(0.7)
Stock-based compensation	0.4	$0.3	2.1	0.9
Write off of deferred financing costs	-	$-	4.3	1.8
Write down of other assets to replacement cost	0.7	$-	0.7	-
Consolidated EBITDA	$18.3	$29.2	$90.2	$72.4

For the 12 months ended March 31, 2007:

•	Revenue increased by 27.9 per cent to $629.4 million
•	Consolidated EBITDA increased by 24.6 per cent to $90.2 million
•	Net income reached $21.1 million, or $0.87 per share, compared to a loss of $21.9 million, or $1.18 per share, in 2006
•	Capital expenditures of $110.0 million were invested to support growth

“2007 was another growth year for North American Energy Partners,” said Rod Ruston, President and CEO of NAEP. “Despite some unexpected project costs in the Mining and Site Preparation division and fourth-quarter losses in the Pipeline division, we capitalized on the high level of activity in the Alberta oil sands and very strong industrial markets to achieve record revenue and significant increases in gross profit and net income.”

Segment Financial Highlights (in millions)

  NEWS RELEASE

	Three Months Ended		Twelve Months Ended
	March 31		March 31
	2007	2006	2007	2006
Mining and Site Preparation
Revenue	$150.1	$100.9	$473.2	$366.7
Segment Profit	$23.5	$23.6	$71.1	$50.7
Segment Profit per cent	15.7%	23.4%	15.0%	13.8%

Piling
Revenue	$29.9	$28.1	$109.3	$91.4
Segment Profit	$8.8	$8.3	$34.4	$22.6
Segment Profit per cent	29.4%	29.5%	31.5%	24.7%

Pipeline
Revenue	$25.4	$13.3	$47.0	$34.1
Segment Profit	$(9.8)	$3.9	$(10.5)	$9.0
Segment Profit per cent	-38.6%	29.3%	-22.3%	26.4%

“Our Mining and Site Preparation division performed extremely well,” added Ruston. “We successfully executed large amounts of work at Albian’s Jackpine Mine and DeBeers’ Victor Mine and we increased production under our 10-year mining contract with Canadian Natural Resources Ltd. (CNRL). Higher demand from other oil sands customers also contributed to record revenue of $473.2 million, a growth of 29.0 per cent over 2006. Gross profit climbed 40.1 per cent, year-over-year, as a result of the increase in revenue.”

“Our Piling segment also turned in excellent results, achieving a 19.5 per cent increase in revenue and a 52.3 per cent improvement in gross profit, compared to 2006,” stated Ruston. “A high level of demand from western Canada’s commercial and industrial sectors, combined with our execution of higher-margin projects, contributed to these results.”

“Our gains in these two segments were partially offset by challenges in our Pipeline division.  Although we increased revenue in this segment by 37.9 per cent compared to 2006, we recorded a fourth-quarter loss of $9.8 million as a result of difficult terrain, challenging weather and significant scope changes on two projects. We are currently in the process of submitting change order requests to recover the additional costs. Any revenue obtained from these requests will be recognized once the change orders are agreed upon and signed by the clients,” said Ruston.

“Overall, we are pleased with our 2007 results and we anticipate continued growth in fiscal 2008. Development of the Alberta oil sands continues at a rapid pace and following our recent IPO, subsequent investment in new equipment and the addition of personnel, we are ideally positioned to respond,” said Ruston.

  NEWS RELEASE

Consolidated Results for the Fourth Quarter of Fiscal 2007 Compared to the Fourth Quarter of Fiscal 2006

For the three months ended March 31, 2007, consolidated revenue increased to $205.3 million, from $142.3 million in 2006. This $63.0 million, or 44.3 per cent, improvement primarily reflects revenue growth in the Mining and Site Preparation division related to project work at De Beers’ Victor Mine, Albian’s Jackpine Mine and CNRL’s Horizon Mine, as well as growth in the Pipeline division.

Fourth-quarter gross profit was $13.6 million, compared to $31.7 million in 2006. The change in gross profit reflects the negative impact of the following:
•	unexpected costs on a single project in the Mining and Site Preparation division,
•	project losses in the Pipeline division,
•	a $3.6 million asset impairment charge and
•	increased equipment operating expenses related to higher activity levels, significant increases in tire costs, increased shop labour and overhead costs.
Partially offsetting these impacts was a decline in operating lease expense due to the buy-out of numerous leases using part of the proceeds from the IPO.  As a result of the foregoing factors, gross profit as a percentage of revenue was 6.6 per cent in the fourth quarter of 2007, compared to 22.3 per cent in 2006.

Net income was $1.4 million in the fourth quarter of 2007, compared to $13.7 million in 2006, reflecting the reduced gross profit. Basic earnings per share for the fourth quarter were $0.04 in 2007, compared to $0.73 in 2006 based on weighted averages of 35.6 million and 18.6 million shares outstanding, respectively.

Consolidated Results for Fiscal 2007 Compared to Fiscal 2006

For the year ended March 31, 2007, consolidated revenue increased by 27.9 per cent, to $629.4 million, from $492.2 million in 2006. While revenue gains were experienced in all operating segments, the most significant increases were achieved in the Mining and Site Preparation division, most notably at De Beers’ Victor Mine, Albian’s Jackpine Mine and CNRL’s Horizon Mine.

Gross profit increased by 15.1 per cent to $92.4 million in 2007, from $80.3 million in 2006 as a result of the increased revenue.  As a percentage of revenue, gross profit declined to 14.7 per cent in 2007, from 16.3 per cent in 2006, primarily reflecting the weaker fourth-quarter results and growth-related increases in operating lease expense. These impacts were partially offset by improved project performance in the Mining and Site Preparation and Piling segments.

General and administrative expenses increased by $8.9 million, or 28.7 per cent, year-over-year, reflecting increased costs related to the larger employee base, as well as fees related to the Company’s IPO and re-organization.

  NEWS RELEASE

Net income increased to $21.1 million in 2007, from a loss of $21.9 million in 2006. Basic earnings per share were $0.87 in 2007, compared to a loss of $1.18 per share in 2006 based on weighted averages of 24.4 million and 18.6 million shares outstanding, respectively.

Capital expenditures totaled $110.0 million in 2007, of which $102.2 million represented growth capital expenditures. Lease and rental buyouts, financed with proceeds from the IPO, totaling $44.6 million and new mining trucks acquired for $40.0 million accounted for the majority of capital spending in 2007.

Significant New Projects

Kinder Morgan Canada– Beginning in August 2007, the Company will supply pipeline construction services for Kinder Morgan’s TMX Anchor Loop project valued at approximately $170 million. The pipeline starts at Hinton, Alberta and will run through Jasper National Park, terminating just outside Mount Robson Provincial Park.

Suncor Energy – In February 2007, the Company signed a five-year contract with Suncor Energy to provide construction services related to earthwork, piling and underground utilities installation under a master service agreement. This contract is in addition to construction work already being performed by the Company at Suncor’s Voyageur project.

Outlook

Management’s outlook for fiscal 2008 remains very positive. With world economic underpinning strong demand and high prices for oil, project activity in the Alberta oil sands continues to accelerate. A number of new high-profile oil sands projects are underway including the CNRL’s Horizon Mine, Albian’s Jackpine Mine, Suncor’s Voyageur project and the planned Fort Hills project. The Company has secured contract wins on many of these new projects and with the acquisition of new equipment in 2007, has strengthened its ability to bid competitively and profitably into this expanding market.

In the Mining and Site Preparation division, NAEP intends to maintain its position as a leading provider of mining and construction services to Alberta’s oil sands while reducing risk by bidding on opportunities in other resource sectors and in other Canadian provinces.  The Company’s contract to supply site preparation and heavy construction services to De Beers at the Victor diamond project in northern Ontario supports this strategy.

Demand for piling services is also expected to remain high in 2008 as a result of oil sands development and continued strong commercial and industrial construction activity in

  NEWS RELEASE

western Canada. The outlook for the Pipeline division is also very positive with construction of the $170 million TMX project for Kinder Morgan Canada commencing in the summer of 2007.

Overall, management expects operating performance will continue to improve in 2008 as a result of the strong market demand for NAEP’s services and the positive impact of a number of internal initiatives undertaken and/or completed in 2007. These include the restructuring of the management team, the strengthening of internal financial and operating controls and the implementation of a major business improvement project aimed at increasing productivity and equipment utilization.

The Company has also revised its pipeline contract strategy to reduce risk. Going forward, the Company will undertake fixed-price contracts only in circumstances where it has a very high degree of confidence that it can control the risks. The majority of contracts will not be fixed-price, including the contract for construction of Kinder Morgan’s TMX pipeline.

NEWS RELEASE
Consolidated Balance Sheets
As at March 31
(in thousands of Canadian dollars)
	2007	2006
Assets

Current assets:
Cash and cash equivalents	$7,895	$42,804
Accounts receivable	93,220	67,235
Unbilled revenue	82,833	43,494
Inventory	156	57
Asset held for sale	8,268	-
Prepaid expenses and deposits	11,932	1,796
Other assets	10,164	1,004
Future income taxes	14,593	5,238
	229,061	161,628

Future income taxes	14,364	5,383
Plant and equipment	255,963	184,562
Goodwill	199,392	198,549
Intangible assets, net of accumulated amortization of $17,608 (March 31, 2006 - $17,026)	600	772
Deferred financing costs, net of accumulated amortization of $7,595 (March 31, 2006 - $6,004)	11,356	17,788
	$710,736	$568,682

Liabilities and Shareholders’ Equity

Current liabilities:
Revolving credit facility	$20,500	$-
Accounts payable	94,548	54,085
Accrued liabilities	23,393	24,603
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,999	5,124
Current portion of capital lease obligations	3,195	3,046
Future income taxes	4,154	5,238
	148,789	92,096

Capital lease obligations	6,514	7,906
Senior notes	230,580	304,007
Derivative financial instruments	60,863	63,611
Redeemable preferred shares	-	77,568
Future income taxes	19,712	5,383
	466,458	550,571

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2007 – 35,192,260 voting common shares and 412,400 non-voting common shares (March 31, 2006 – 18,207,600 voting common shares and 412,400 non-voting common shares))	296,198	93,100
Contributed surplus	3,606	1,557
Deficit	(55,526)	(76,546)
	244,278	18,111

Commitments
United States generally accepted accounting principles
Subsequent events
	$710,736	$568,682

  NEWS RELEASE

Consolidated Statements of Operations and Deficit
For the years ended March 31
(in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
Revenue	$629,446	$492,237	$357,323
Project costs	363,930	308,949	240,919
Equipment costs	122,306	64,832	52,831
Equipment operating lease expense	19,740	16,405	6,645
Depreciation	31,034	21,725	20,762
Gross profit	92,436	80,326	36,166
General and administrative costs	39,769	30,903	22,873
Loss (gain) on disposal of equipment	959	(733)	494
Amortization of intangible assets	582	730	3,368
Operating income before the undernoted	51,126	49,426	9,431
Interest expense	37,249	68,776	31,141
Foreign exchange gain	(5,044)	(13,953)	(19,815)
Realized and unrealized (gain) loss on derivative financial instruments	(196)	14,689	43,113
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	(9,400)	-	-
Loss on extinguishment of debt	10,935	2,095	-
Other income	(904)	(977)	(421)
Income (loss) before income taxes	18,486	(21,204)	(44,587)
Income taxes:
Current income taxes	(2,975)	737	2,711
Future income taxes	382	-	(4,975)
Net income (loss)	21,079	(21,941)	(42,323)
Deficit, beginning of year	(76,546)	(54,605)	(12,282)
Premium on repurchase of common shares	(59)	-	-
Deficit, end of year	$(55,526)	$(76,546)	$(54,605)
Net income (loss) per share – basic	$0.87	$(1.18)	$(2.28)
Net income (loss) per share – diluted	$0.83	$(1.18)	$(2.28)

 NEWS RELEASE

Consolidated Statements of Cash Flows
For the years ended March 31
(in thousands of Canadian dollars)

	2007	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$21,079	$(21,941)	$(42,323)
Items not affecting cash:
Depreciation	31,034	21,725	20,762
Write-down of other assets to replacement cost	695	-	-
Amortization of intangible assets	582	730	3,368
Amortization of deferred financing costs	3,436	3,338	2,554
Loss (gain) on disposal of equipment	959	(733)	494
Unrealized foreign exchange gain on senior	(5,017)	(14,258)	(20,340)
Unrealized (gain) loss on derivative financial instruments	(2,748)	11,888	40,457
Stock-based compensation expense	2,101	923	497
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	(8,000)	-	-
Loss on extinguishment of debt	10,680	2,095	-
Change in redemption value and accretion of redeemable preferred shares	3,114	34,722	-
Future income taxes	382	-	(4,975)
Net changes in non-cash working capital	(48,245)	(3,397)	(6,167)
	10,052	35,092	(5,673)
Investing activities:
Acquisition, net of cash acquired	(1,517)	-	-
Purchase of plant and equipment	(110,019)	(28,852)	(24,839)
Proceeds on disposal of plant and equipment	3,564	5,456	624
	(107,972)	(23,396)	(24,215)
Financing activities:
Increase in revolving credit facility	20,500	-	-
Issue of 9% senior secured notes	-	76,345	-
Repayment of 9% senior secured notes	(74,748)	-	-
Repayment of senior secured credit facility	-	(61,257)	(7,250)
Issue of Series B preferred shares	-	8,376	-
Repurchase of Series B preferred shares	-	(851)	-
Repurchase of NAEPI Series A preferred shares	(1,000)	-	-
Repurchase of NACG Preferred Corp. Series A preferred shares	(27,000)	-	-
Financing costs	(1,346)	(7,546)	(642)
Repayment of capital lease obligations	(6,033)	(2,183)	(1,198)
Increase in senior secured credit facility	-	-	20,007
Issue of common shares	171,304	300	300
Share issue costs	(18,582)	-	-
Repurchase of common shares for cancellation	(84)	-	-
	63,011	13,184	11,217
(Decrease) increase in cash and cash equivalents	(34,909)	24,880	(18,671)
Cash and cash equivalents, beginning of year	42,804	17,924	36,595
Cash and cash equivalents, end of year	$7,895	$42,804	$17,924

  NEWS RELEASE

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:	Kevin Rowand Investor Relations, Manager North American Energy Partners Inc. Phone: (780) 960-4531 Fax: (780) 960-7103 Email: krowand@nacg.ca